Exhibit 99.6

NICE Inform Elite Helps San Diego Police Department Improve 911 Call Handling
and Automate Evidence Requests

 The San Diego communications center is perfecting its 911 service, optimizing dispatch resources and eliminating evidence request overtime and backlogs with NICE Inform Elite

Hoboken, N.J., March 15, 2022 – NICE (Nasdaq: NICE) today announced that the San Diego Police Department’s Communications Division has implemented NICE Inform Elite to automate performance metrics tracking, quality assurance reviews and incident reconstruction. As a result of digitally transforming how data is managed, the agency is improving services to citizens and partner agencies, while optimizing dispatch resources, and eliminating evidence request overtime and backlogs.

The San Diego Police Department’s Communications Division is the public safety answering point for all police, fire, and emergency medical services (EMS) calls for San Diego, the eighth-largest city in the U.S. In 2021, the center handled nearly 1.4 million calls for service, including approximately 621,000 emergency calls and 911 texts.

Roxanne Cahill, Police Dispatch Administrator for the San Diego Police Department Communications Center stated, “Essentially, our division is the nerve center of the San Diego Police Department. We are the first contact citizens have when requesting help. Additionally, since we capture every communication, we also perform the vital work of fulfilling 911 evidence requests for investigations and court. NICE is helping us provide better service to everyone we support – from citizens to justice partners. Using NICE Inform Elite, we’ve stepped up our 911 quality assurance and performance metrics tracking to provide better service to callers while speeding the delivery of 911 audio reproductions and eliminating related overtime and backlogs.”

Chris Wooten, Executive Vice President, NICE, commented, “We appreciate the trust the City of San Diego Police Department Communication Division has placed in NICE to assist them in their progressive efforts in all of these areas. From aiding callers in their worst moments to supporting partner agencies in investigations and prosecutions, the mission-critical work of 911 relies on data. Our automated solutions seamlessly connect data across different systems and eliminate manual processes, so public safety agencies can leverage data to the fullest and get to the truth faster.”

Specifically, the San Diego Police Department’s Communications Division is utilizing NICE Inform Elite to supplement live monitoring of calls with automated Quality Assurance (QA), to get more reviews done in less time. Supervisors can also use automated QA to target specific calls for review (for example high priority calls that present significant risk of injury or death or calls which took excessively long to enter or dispatch).

“Quality assurance is essential for effective dispatcher coaching, training and mentoring,” added Cahill. “NICE Inform Elite helps us identify small problems before they become big issues, and answer questions around not just what happened, but why things happened as they did. It ensures we're performing our duties as efficiently as possible, without sacrificing customer service.”

As a single system of record for 911 center data, NICE Inform Elite also features intelligent dashboards with dozens of real-time metrics that provide instant visibility into what's performing and what isn’t. San Diego Police Department Communications Division supervisors now have a real-time view of the volumes and types of calls being handled, and the speed at which calls are being answered, and can immediately see how individual dispatchers are performing.

Using dashboard metrics, the center can also make on-the-spot staffing adjustments as needed. “If it’s taking too long to answer calls, our supervisors and available radio dispatchers will help with taking calls,” explained Cahill. “If we need to adjust the ratio of dispatchers answering 911 versus non-emergency calls, we'll do that as well.”

Additionally, the San Diego Police Department’s Communications Division receives thousands of requests for audio evidence from city attorneys, district attorneys, and Child Welfare Services annually. NICE Inform Elite automates this process as well. Whereas previously it could take up to four hours to reproduce audio evidence for homicide investigations, it now takes an hour or less. Backlogs and overtime have also been eliminated.

To learn more about NICE Inform Elite:
•	Visit the NICE Public Safety & Justice website by clicking here.
•	Email PSInfo@NICE.com for more information.

NICE Public Safety
With over 3,000 customers and 30 years’ experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency and cost-savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments, to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate, NICE Justice and E-Request) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer. https://www.nicepublicsafety.com/evidencentral

About the San Diego Police Department Communications Division
Staffed by over 140 dispatchers, the San Diego Police Department Communications Division is the public safety answering point for all police, fire and emergency medical services (EMS) calls for San Diego. With more than 1.4 million residents, San Diego is the second-largest city in California and the eighth-largest city in the U.S. In 2021, the center handled close to 1.4 million calls for service, including approximately 621,000 emergency calls and 911 texts. The Division is part of the San Diego Police Department. The San Diego Police department protects and serves over 1.4 million residents in the City of San Diego. More info at https://www.sandiego.gov/police.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.